Exhibit 99.1

October 6th, 2015
KCAP Financial, Inc.
295 Madison Avenue, 6th Floor
New York, NY 10017
Attn: Board of Directors
Dear KCAP’s Board of Directors,
Funds managed by DG Capital Management LLC and its affiliates own 1,151,334 shares of KCAP Financial (“KCAP” or the “Company”) or about 3.1% of shares outstanding, making us the Company’s  third largest shareholder. We believe that KCAP is not well understood by investors and KCAP shares are materially undervalued. The KCAP Board of Directors should undertake actions in order to maximize shareholder value, including a sale of the entire Company, or a sale of certain assets to purchase shares which are trading at a large discount to the Company’s estimate of fair value. We believe that a sale of the entire business to another Business Development Company ("BDC") would likely yield the highest return for shareholders.
KCAP stock has underperformed both the S&P 500 and the Wells Fargo BDC Index over the last five years on a total return basis. KCAP has returned 14.5%/2.8% annualized vs. the S&P 500 at 80.0%/12.7% annualized.

We believe a significant factor in KCAP’s poor performance is the complex collection of assets that the Company owns, which ultimately resulted in a restatement of their financial results. On March 30, 2015, management announced a "Restatement of Historical Financial Results": "On March 24, 2015, the Audit Committee of the Board of the Directors of KCAP Financial, Inc. concluded that the Company's previously issued audited consolidated financial statements for the years ended December 31, 2010 through 2013 as well as the previously issued unaudited consolidated financial statements for the fiscal quarters ended March 31, 2010 through September 30, 2014 require corrections due to errors related to the accounting for investment income from its equity investments in collateralized loan obligation funds and dividend income from its Asset Manager Affiliates." After the release on March 30, 2015, KCAP stock materially underperformed the S&P 500 and the Wells Fargo BDC Index. Every $1.00 invested in the S&P on March 27, 2015 would be worth 93 cents as of October 1, 2015 vs. 87 cents in the BDC Index and only 69 cents in KCAP stock.
Sell-side analysts have also reflected this negatively in their analysis of the company, e.g.:
"We believe investors continue to have some uncertainty about the sustainability of the core dividend; (…) following the company's restatement of historical results and the change in accounting for income from CLO equity investments. Furthermore, we believe this uncertainty will continue as BDC investors have commonly used NII as a proxy for distributions. A dividend shortfall from NII/share was evident in 1Q15 as NII/ share of $0.18 was $0.03/share less than the quarterly distribution. KCAP management expects the dividend to be regularly supported by non-GAAP cash measures through a "resources available for distribution" metric." JMP Securities, July 8, 2015

"While we are big fans of the asset management platform because of the contractual long-term profile of the income streams and high return on invested capital, the complexity of the cash flows makes KCAP more difficult to understand and volatility related to payment speeds in the structured finance portfolios can be an issue. This came to the forefront in 4Q14 when KCAP had two separate accounting issues and had to restate historical financials." Keefe, Bruyette & Woods, August 14, 2015
This view has become consensus and as such KCAP trades at a material discount to peers (see below). On a P/NAV Basis, the company trades at 0.69X P/NAV, where the comps trade at 0.85X on average. Stripping out BDCs with material exposure to Oil & Gas and Venture Cap credits, the peer group trades at 0.88X on average. Even the sub-group with CLO exposure trades at 0.8X. Looking at Dividend Yields, KCAP trades at a 17.6% Yield, where the comps trade at 11.5% on average. Stripping out BDCs with material exposure to Oil & Gas and Venture Cap credits, the peer group trades at 10.8% on average and the sub-group with CLO exposure trades at 12.2% on average.

And KCAP's valuation has contracted to post financial-crisis lows on both a Price/NAV and Dividend Yield basis.

We believe free cash flow, which is similar to the cash "Available for Distribution" measure, is reflective of economic reality, KCAP can substantially cover its dividend and KCAP shares are materially undervalued. While management has made an effort to explain the accounting complexity (e.g. in the company's April 2015 Investor Presentation) and has made the case that the dividend is well-covered, we are deeply disappointed that management and the Board has not acted with a sense of urgency to correct the valuation discrepancy. To that end, on the Company's second quarter call, management seemed reluctant to consider taking measures to take advantage of the price to value dislocation and even seemed to argue against the long-term benefits of a share-buyback:
<Andrew Palmer, Analyst>: Good morning and thank you for taking my question. With the stock trading at 0.74 times book value per share, and an internal management structure that is more align(ed) with the shareholders, what has prevented you and the Board from implementing a share buyback program to drive value for shareholders?
<Dayl Pearson, President and Chief Executive Officer> Well, I think that's a great question, Andy. And I think it's something that we and the Board look at on a regular basis and I think you know mathematically in the short-term, I think share buybacks look like a very attractive alternative. But I think we and the Board manage the business for long-term value not short-term value. First of all, I would say that based on the analysis that we've seen these share buybacks when they've been done had not really had a significant impact on the share price. Number one, number two you know is a closed and effectively a closed in fund with leverage limitations and we're sort of at or slightly above our optimal leverage. And I think Board wants to make sure that the significant cushion in case of unseen events such as what happened in 2008 where you could have a significant sell off in credit markets and all of a sudden, without doing anything, be in violation of your leverage covenants, which would be significantly negative for the business.
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<Andrew Kerai, Analyst:> Yes, good morning. Thank you. Just to take in order to reiterate on the last comment on the stock buyback, it's very -- Dayl, it's very frustrating from a shareholders' point of view seeing where your stock is trading. You have a very high mix relative to other BDCs of liquid debt investments and I can appreciate the comment on the leverage, but the reality is, we both know that, you can sell some of these loans, which are trading I think the weighted average basis about 98 or 99, pay down some of the convert and simultaneously buyback stock. So, I'm not quite clear on the comment of how a stock buyback with a 30% discount to NAV is a temporary benefit. It is truly accretive to now then -- frankly, there is no risky investment that's going to get to 30% accretion. So, if you could maybe just walking through the analysis the board came to -- that's not the best use of shareholder capital at this point in time.
<Dayl Pearson, President and Chief Executive Officer> I'm not going to comment any further. Not going to comment on how the board looks the things in detail. Those are things that are discussed at the board level, and I have given a broad outline of the thoughts of the Board. And I appreciate your comments, but I'm not going to comment any further.
<Andrew Kerai, Analyst> Okay. We'll thank you. Just wanted to reiterate, there are BDCs that are trading at narrower discounts that are now implementing buybacks. So, we'd certainly like to appreciate it and what has a very high mix of liquid loans. So, thank you.
Recently, we've seen a pickup in consolidation in the industry. For example, Pennantpark Floating Rate Capital's acquisition of MCG Capital Corp at 1.0x Price/NAV and TPG Specialty Lending's hostile offer to acquire TICC Capital Corp at 0.9X. We believe that KCAP is an attractive acquisition target for another BDC considering the high-quality of the Company's portfolio and the potential synergies to an acquirer. The Company's internal-management structure could also compel an acquirer to pay a premium multiple.  A sale at the book value per share of $6.96, implies a return of 46%. We believe that the company should engage financial advisors to assist in this process. We are also open to discussing other alternative strategies which could unlock the value of KCAP shares. However, after a period of material underperformance, the Company's Board and management should act with a sense of urgency in correcting the large disconnect between the share price and the underlying value of the Company.